SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
      Pursuant Section 12(b) or (g) of the Securities Exchange Act of 1934


                              INTERMOST CORPORATION
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Utah                                         87-0418721
---------------------------------           ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)


                  38 Floor, Guomao Building, Renmin South Road
                             Shenzhen, China 518005
               --------------------------------------------------
               (Address of principal executive offices)(Zip code)


Issuer's telephone number, including area code:  86 755 220 1941

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered
         ---------------------                 ---------------------------------
                None                                       None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                        --------------------------------
                                (Title of class)

     This Form 10-SB contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Factors that May Affect Future Results" under Item 2 of this Form 10-SB.

     The Company operates through its various subsidiaries, all of which are located outside of the United States. Unless otherwise indicated or the context otherwise requires, the term Company refers collectively to Intermost Corporation and its subsidiaries. All references to China or the PRC are to the People's Republic of China. The Company's financial statements are presented in United States Dollars ("US$"). The Company's sales are principally in Hong Kong Dollars ("HK$") and Renminbi ("Rmb"). At December 31, 1998, the prevailing exchange rate of US$ into HK$ and Rmb was US$1.00 = HK$7.746 and US$1.00 = Rmb 8.279.

Item 1.  Business.

General

     Intermost Corporation (the "Company"), a Utah corporation, through its subsidiaries, is a leading provider of various Internet services in China, including an electronic commerce platform, and Web site development and hosting. The Company owns and operates the ChinaE.com web site (www.ChinaE.com). The Company also provides business information services and value added Internet and Intranet services to the Chinese market. The Company's operations are located in China and Hong Kong.

History and Development of the Company

     The Company was incorporated as La Med Tech, Inc. under the laws of the State of Utah on March 6, 1985. The Company changed its name to Entertainment Concepts International during 1987, to Lord & Lazarus, Inc. during 1988 and to Utility Communication International, Inc. during 1996.

     From inception through October of 1998, the Company's operations were limited to efforts to identify and acquire, or merge with, one or more operating businesses.

     In October 1998, the Company acquired all of the issued and outstanding shares of Intermost Limited ("IML"), a British Virgin Islands Company, in exchange (the "Exchange") for the issuance of 4,970,000 shares of the Company's common stock, representing 58.7% of the outstanding shares of the Company following the Exchange. IML was formed in January of 1998 to develop a Chinese-language internet business portal and provide state-of-the-art internet services with a view to becoming a leading provider of such services in China. Following the Exchange, the Company changed its name to Intermost Corporation, terminated all of its prior activities, adopted the business plan of IML and appointed the officers and directors of IML to replace previous management. The Company's principal offices are located at 38th Floor, Guomao Building, Renmein South Road, Shenzhen, China 518005, telephone number is 86-755-220-1941.

The Internet Industry

     The Internet is a global collection of thousands of computer networks interconnected to enable commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information, and conduct business. Much of the growth to date in the use of the Internet by businesses and individuals is due to the emergence of the World Wide Web.

     The World Wide Web is a network medium that includes an ever growing wide range of content and activities. Within the Web there can be found content such as magazines, news, sports information, radio broadcasts, corporate, product, educational, research and political information, customer service, shopping, electronic commerce, hotel and airline reservations, banking, games, and discussion groups.

     In recent years, the Internet has become a place where a wide range of goods and services can be bought or sold, making cyberspace a global community, a commercial medium, and a multibillion- dollar industry. According to the FTC, business on the Internet "could explode" from $2.6 billion in 1996 to $220 billion in 2001. Furthermore, a recent US Government Report by the Commerce Commission said that e-commerce could surpass $300 billion by 2002.

     The growth in e-commerce is being fueled by two interrelated factors. First, users are growing increasingly comfortable with the concept of using the Web for retail shopping, due in part to growing confidence in credit card transaction security. Second, the sheer number of Internet users is growing at a dynamic rate. International Data Corporation estimates that there were about 69 million users of the Internet at the end of 1997 and that the number of users will grow to 320 million by the end of 2002. Jupiter Communications estimates that the number of Internet-connected households worldwide will grow from approximately 45 million at the end of 1998 to approximately 66 million by the end of 2000.

     As a result, advertising on the Internet is already beginning to rival more traditional print and broadcast media. The Internet Advertising Bureau (IAB) reported that $906.5 million was spent on online advertising in 1997. According to the report, conducted by Coopers & Lybrand, advertising revenues are on a strong upward trend. This is clearly evidenced by the IAB's report that total first quarter spending in 1998 reached $351.3 million, an increase of 271% over the first quarter of 1997 and the eighth consecutive quarter of positive revenue growth. Industry reports widely predict Internet advertising to easily top the $1 billion mark in 1998. This continued vibrancy of Internet advertising demonstrates that a growing number of advertisers now consider a strong presence on the Internet as key to their overall branding strategies, which reinforces the importance of the medium as an integral component to across-the-board advertising coverage.

     The overall growth of the Internet has translated into record sales and growth, as well as relatively high stock price valuations, for several companies engaged in services similar to ChinaE.com, including Yahoo, Excite, Lycos, and Infoseek Corporation.

     Relative to the United States and Western Europe, the Internet is in its infancy in China. Management believes that the number of Internet subscribers in China has grown rapidly in recent years and that the rate of growth in use of the Internet in China will continue to accelerate. In July, 1998 the China Economic Times confirmed this trend reporting that the number of Chinese Internet users rose by 132% over the preceding year to 1.175 million up from 505,000 at the beginning of the year. Industry analysts predict that Chinese net usage could reach 7 million by 2001. Capital spending for equipment to accommodate the anticipated rapid growth in Internet use is expected to grow in China and around the world. China Information Technology Association has estimated that spending on Internet and related computer networks will exceed $12 billion between 1999 and 2001. International Data Corporation's ("IDC") statistical analysis showed that global spending on information and communications technology ("ICT") totaled $1.8 trillion in 1997, with spending on ICT increasing at a rate of 27%, and total global spending increasing at a rate of 5.5%. IDC also recently reported that the ICT industry is no longer dominated by western economies, and listed Brazil and China in the top 10 ICT markets.

Strategy

     The Company's goal is to become the leading provider of Internet services and products in China. The Company's strategy to achieve this objective includes: (1) establishing the Company's web site, ChinaE.com, as a leading Internet gateway and search engine that will serve as a home base for Chinese Internet users; (2) expanding the ChinaE.com database to become the recognized leader in Chinese language content on the Internet; (3) establishing e-commerce joint ventures to market products in China; (4) establishing relationships with advertisers seeking to penetrate the Chinese market; (5) offering a complete range of Internet services to Chinese companies, including web design and hosting; (6) offering network consulting services and solutions, including Y2K solutions; and (7) acquiring strategic Internet-oriented business and assets.

Products and Services

     The  Company's   principal   product  and  service  offerings  include  the
following:

     -- Search Engine, Internet Gateway and Chinese Business Database. In July 1998, the Company launched its web site, ChinaE.com. Management believes that ChinaE.com is one of the most comprehensive bilingual (both Chinese and English) search engines and web directories presently in operation and that the site has, as of May 1999, one of the highest volumes of user traffic of all Chinese trade-related Internet sites. ChinaE.com, which included a database of more than 300,000 major businesses as of May 1999, allows Chinese users to search, in Chinese language, for product information, company information and web site directories. The site also contains information related to trade and business, including trade regulations, investment opportunities and exhibition schedules. The site includes a bulletin board where buyers and sellers can list information on products and services. The Company updates the site, and the data base is expanded, daily to enhance its content.

     Operation of ChinaE.com is at the heart of the Company's core operation. While there are many search engines and data bases available to Internet users, very few search engines or data bases are specifically designed to cater to English and Chinese language searches, both in simplified and traditional Chinese characters. Management believes that Chinese language search capabilities and a large Chinese language data base will allow the Company to build on its current foundation and transform the ChinaE.com site into an Internet gateway that will serve as a home base for Chinese Internet users. Management believes that search engines, increasingly recognized as the key portals to the Internet, will benefit from the increasing number of Internet users since advertisers will more likely advertise on Web sites that both demonstrate a high volume of user traffic and provide programs designed to make "surfing" the Web easier by offering search capabilities and a wide range of visitor services. In fact, the Company notes that portals, which now attract 15% of Internet page-views, receive 59% of Internet advertising, according to Ziff Davis Publishing's ZDNet News. This share of Internet traffic is projected to reach 20% and 30% of total advertising dollars by 2002.

     Underlying the Company's strategy is an understanding of the need to enhance, promote and support a perception that the Company's Internet offerings are specifically designed to meet the needs of its target users. The Company believes that it is necessary to provide the Chinese Internet user with content that allows them an opportunity to access the largest available Chinese language data base, to conduct the most comprehensive searches possible in their native tongue and to act on the information provided.

     ChinaE.com will seek to leverage its current resources and infrastructure by continuing to expand its Chinese language content, including entering into strategic relationships with third party developers of content, and investing in or acquiring Internet-related technologies. Management believes that these relationships will enhance the Company's product offerings while leveraging the Company's development, sales and marketing resources.

     ChinaE.com plans to capitalize on its position as a leading traffic site for Chinese Internet users to attract advertisers, form e-commerce joint ventures and market its Internet services.

     The Company is focused on developing the type of compelling features and services that will make the ChinaE.com site the premier one-stop Chinese content, shopping and searching site on the Web.

     -- E-Commerce and Advertising Services and Ventures. The Company offers a complete line of services, and intends to enter into joint ventures, to facilitate Internet-based advertising and sales of products and services, also known as "E-commerce".

     According to industry publications, every 100 days the number of E-commerce transactions doubles. As more people gain access to the Web, every day, more of them begin shopping online. Online shopping provides a level of convenience consumers want, need and will soon demand. Additionally, in rural areas and lesser developed countries such as China, online shopping offers access to goods and services not otherwise available in stores. E-commerce offers a unique opportunity for businesses of any size. And for those who automate their supply chain, the opportunity for business-to-business in E-commerce becomes even greater.

     The Company plans to become a leader in providing services to Chinese businesses seeking to advertise or sell products and services over the Internet.

     The Company's E-commerce group provides total solutions to customers seeking to begin E-commerce, which include: (1) its strategists and marketing consultants conduct marketing investigation workshops; (2) its content services group provides clients with the strategy and materials needed to build a Web site that maximizes their online investment; (3) its development group can work with a customer's project team to develop the application; (4) its system integration team will complete the development by integrating all hardware, software, data and contents, into one unit; and (5) its testing staff will conduct serious and thorough tests to ensure that the system works properly and reliably. E-commerce solutions range from creation of banner advertising which may appear on the Company's Web site or other web sites to the establishment of a complete online shop where consumers may view catalogs, product information and pricing information and order and pay for the products online.

     In addition to its E-commerce service offerings, the Company intends to enter into joint ventures with name brand manufacturers to sell products directly from its Web site. The Company's initial efforts in establishing E-commerce joint ventures have produced an agreement, in April 1999, with Yiwen Book Import and Export Company to establish one of the largest online bookstores of Chinese titles. Yiwen is a state-owned business affiliated with New China Book Stores, the largest book retail chain in China. With over 120,000 titles in inventory, New China Book Stores is believed to have one of the largest collections of Chinese books in the world. Under the terms of the agreement with Yiwen, the Company will design and manage the bookselling site and provide E-commerce consulting services. Yinwen will provide warehouse space, access to its product inventory and product delivery services.

     Complementing its E-commerce efforts, the Company has entered into a letter of intent to acquire a business involved in the development of a "cyber-cash" system which management believes will facilitate more rapid growth in E-commerce in China as a result of the relative lack of credit card usage in China. See "-- Strategic Acquisitions."

     -- Web Design, Hosting and Maintenance Services. The Company is one of the largest web site designing, hosting and maintenance companies in China. The Company has developed web sites and provided hosting services for more than 100 public companies and thousands of other businesses in China.

     -- Network Consulting Services and Solutions. The Company helps Chinese businesses design and implement their internal network systems, and provides ongoing technical support services. The Company also conducts seminars for Internet professionals on latest computer technology affecting the Internet.

     China has begun construction of its China Wide Web, an enclosed version of the Internet that allows controlled access to the world wide web. Called Intranets, these protected versions of the Web are well suited for Chinese governments and businesses which wish to monitor information flows. Intranets allow companies to use current Internet technology for information publishing and sharing over a corporate network. The Company plans to offer network consulting services and solutions to this market utilizing its proprietary database of Chinese companies.

     In conjunction with its offering of network consulting services and solutions, in August 1998, the Company formed a joint venture with Egan Systems, Inc. to provide Year 2000 ("Y2K") remediation services to the Chinese market. The joint venture, owned 49% by the Company and known as Tech 2020, is formulating complete Y2K solutions for the Chinese market utilizing state-of-the-art "Fix 2000" repair software. Company engineers and technicians have undergone extensive training in the use of the software.

     -- Strategic Acquisitions. In order to assure a position of leadership in technology, services and product offerings, the Company expects, from time to time, to evaluate and, where appropriate, enter into acquisitions, investments, joint ventures and other transactions relating to Web-related business opportunities.

     In April 1999, the Company announced the signing of a letter-of-intent with respect to its first proposed Internet-related acquisition pursuant to which the Company expects to acquire Jiayin E-Commerce Company. Jiayin E-Commerce is a privately-owned company formed in China to develop "cyber-cash" as an E-commerce electronic payment system for the Chinese banking system. Jiayin E-Commerce is working with the Shenzhen Financial Electronic Settlement Center, a government agency under China's Central Banking System, in its efforts to develop a cyber-cash system.

     With the Company already engaged in E-Commerce activities, including building one of the world's largest Chinese online bookstore market, the Company knows that the limited distribution of credit cards greatly affects China's E-commerce future. The cyber-cash system being created will allow the banks and E-commerce companies to bypass the current limited access to credit cards with a national debt system that works within government mandates. With the expected rapid growth in the number of Internet users in China, the Company believes that its acquisition of Jiayin E-Commerce will position it at the heart of all E-Commerce transactions in China.

     Pursuant to the letter-of-intent, the Company expects to acquire a controlling interest in Jiayin E-Commerce. The acquisition of Jiayin E-Commerce is expected, subject to negotiation of final acquisition terms, to be consummated in the second half of 1999.

Marketing

     The Company's marketing efforts center around its ChinaE.com and Intermost.com web sites. The Company advertises and promotes its full range of services and products on each of its web sites. Internet marketing strategies include advertising and hyperlinks at other sites through partnerships with as many sites as possible to trade ads and links. The Company will also market in business directories and through its comprehensive database of corporate companies.

Competition

     The market for Internet professional services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. The Company's competitors can be grouped as follows: advertising and media agencies such as Feichi Limited; Internet integrators and web presence providers such as Xunye Limited; and large information technology consulting service providers such as Andersen Consulting and EDS. Many of these competitors offer comprehensive Internet technology solutions, and have longer operating histories, larger installed customer bases; longer relationships with clients, and significantly greater financial, technical and public relations resources than the Company.

     Additionally, the market for Intranet, Extranet and web site development is relatively new and subject to continuing definition, and, as a result, may better position the Company's competitors to compete in this market as it matures. There are relatively low barriers to enter this market. The Company has no patented technology to preclude competitors from entering the market; instead as a professional service firm, the Company relies on the skill of its personnel. Service will be compared based upon performance, price, creativity and reliability. The Company believes its fees for services are competitive with those of its competitors.

Patents or Copyrights

     The Company currently operates without any patents or copyrights; and no special measures have been taken to protect its trade secrets, know-how or other proprietary information. The Company did not incur research and development expense during the last fiscal year. The Company's proprietary database has been compiled as a trade secret; however no other protective measures have been employed to safeguard its confidentiality or ownership.

Regulation

     The Company is subject to and affected by Chinese laws, regulations, administrative determinations, court decisions and similar constraints regarding Internet usage and e-commerce. In an attempt to suppress politically subversive propaganda and leakage of state secrets, early this year the Chinese government announced a new set of regulations designed to control the Chinese people's use of the Internet. The regulations provide that Internet source providers operating within China will be subject to supervision by public security officials and will be held responsible for illicit materials disseminated on the Internet. Although Hong Kong will not be subject to these regulations, the Chinese laws will likely force service providers to cover their increased risk as a vigilante for controversial information through increased prices or other indirect means which may have a negative effect upon consumer demand. Although these regulations are generally unfavorable for the industry, the Company does not believe that they will significantly impact its growth and development. Additionally, censorship regulations may have actually spurred the growth of the Chinese Intranet or protected versions of the Web in order to monitor information flows. There is no assurance that new and stricter government regulations will not be imposed which could significantly adversely impact the Company.

Employees

     As of May 1, 1999, the Company had 45 full-time employees, (5 management executives, 15 engineering/technical staff, 5 administrative and clerical and 20 sales persons) and the Company anticipates the need to hire additional computer programmer/systems specialists to support the Company's expansion plan. None of the Company's employees is a member of any labor union, and the Company has never experienced any business interruption as a result of any labor disputes. The Company does not provide any special benefit or incentive programs for its employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

General

     The following discussion should be read in conjunction with the Company's financial statements appearing elsewhere herein.

     Prior to October of 1998, the Company was engaged in limited operations relating to efforts to identify and acquire, or merge with, one or more operating businesses. In October 1998, the Company acquired Intermost Limited and adopted the business plan of IML. The acquisition of IML has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition." The Company does not consider the operations prior to the acquisition of IML to be material to an understanding of the Company. Accordingly, this discussion relates to the operations of IML for all periods presented, excluding the former operations of the Company prior to the acquisition of IML.

     IML was formed in January of 1998 to establish a position as a leading provider of Internet technologies and services, business information services, value-added network consulting services and other related products and services in China. Revenues are generated through a combination of consulting service fees, advertising fees, web site design, hosting and maintenance fees and information fees. The Company expects that future revenues will include E-commerce fees.

     Following the Exchange, the Company changed its year end to June 30 to conform with the fiscal year of IML. From inception (January 1998) to June 30, 1998, the Company was involved in limited organizational activities and had no operating revenues. The Company began revenue producing activities in the first quarter of fiscal 1999 (ended September 30, 1998).

     Following is summary financial information reflecting the operations of the Company for each of the periods from inception to June 30, 1998 and each of the three fiscal quarters ended September 30, 1998, December 31, 1998 and March 31, 1999, as well as for the nine months ended March 31, 1999.



                            Period from
                             Inception                   Three Months Ended                           Nine Months
                            (1/8/98) to     -------------------------------------------------            Ended
                              6/30/98           9/30/98           12/31/98          3/31/99             3/31/99
                         ---------------    --------------    --------------   --------------    -----------------

Revenues                   $       0     $       63,197     $      69,535       $   108,459      $       244,103

Direct costs                       0             13,861            14,077            64,268               92,206
                                                                              --------------    -----------------
                         ------------    ---------------    --------------
Gross profit                       0             49,336            55,458            44,191              151,897
Selling, general
 and administrative
 expense                       1,602             30,370            64,886            95,930              197,922
                                                                                                -----------------
                         ------------    ---------------    --------------    --------------
Operating income
 (loss)                      (1,602)             18,966           (9,428)          (51,739)             (46,025)
Other income                      0               3,053               72                32                  104
                                                                                                -----------------
                         ------------    ---------------    --------------    --------------
Net income (loss)        $   (1,602)     $       22,019      $    (9,356)       $   (51,707)     $       (45,921)

                         ============    ===============    ==============    ==============    =================

 Results of Operations

Nine Months Ended March 31, 1999 and Period from Inception to June 30, 1998

     Inasmuch as the Company conducted no revenue producing operations prior to June 30, 1998, the following discussion of results of operations does not include discussions of comparable periods from prior fiscal years.

     Revenues. The Company had no revenues for the period from inception to June 30, 1998. For the nine months ended March 31, 1999, the Company had total revenues of $244,103, with quarterly revenues rising from $63,197 for the quarter ended September 30, 1998 (the first quarter of operations), to $69,535 for the quarter ended December 31, 1998 and to $108,459 for the quarter ended March 31, 1999.

     Revenues to date have been derived principally from web site design, establishment and maintenance services and, to a lesser degree, web advertisement. Initial web design and establishment fees have ranged from $3,000 to $10,000, depending on the complexity and scale of the web sites.

     Direct Costs. Direct costs consist principally of salary for sales personnel and computer network technicians, development costs for software and computer systems, depreciation and amortization associated with the same. The Company had no direct costs for the period from inception to June 30, 1998. For the nine months ended March 31, 1999, the Company had total direct costs of $92,206, with quarterly direct costs rising from $13,861 for the quarter ended September 30, 1998, to $14,077 for the quarter ended December 31, 1998 and to $64,268 for the quarter ended March 31, 1999.

     The increase in direct costs has been principally attributable to a combination of the increase in revenue and costs associated with special web site development packages offered to certain new customers. Through the offer of special web site development packages, the Company has secured a number of large enterprises as new clients, including a number of Chinese publicly traded companies. Management believes that attracting and maintaining large well known Chinese public companies as clients will enhance the Company's reputation and exposure and allowing the Company to attract additional clients which is expected to more than offset the costs offering special web site development packages.

     Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") consists principally of (1) sales commissions, advertising, trade show and seminar expenses, and direct-field sales expense,
(2) salary for administrative staff, and (3) corporate overhead. SG&A totaled $1,602 for the period from inception to June 30, 1998. For the nine months ended March 31, 1999, SG&A totaled $197,922, with quarterly SG&A expense rising from $30,370 for the quarter ended September 30, 1998, to $64,886 for the quarter ended December 31, 1998 and to $95,930 for the quarter ended March 31, 1999.

     The increase in SG&A has been principally  attributable to a combination of
(1) aggressive marketing efforts associated with the commencement and growth of revenue producing operations, including costs associated with sales commissions, attendance at two international trade conferences, industry journal advertising and other related expenses, and (2) an increase in administrative support staff and corporate overhead to support anticipated growth in revenues.

     Other Income. Other income consists principally of proceeds from the disposal of office equipment and interest income. The Company had no other income for the period from inception to June 30, 1998. For the nine months ended March 31, 1999, other income totaled $104.

Liquidity and Capital Resources

     At March 31, 1999, the Company had a cash balance of $553,704 and working capital of $647,841.

     The Company's primary sources of financing have been cash from the sale of common stock and, to a lesser degree, cash provided by operating activities and various loans from shareholders and directors.

     Operations used $170,689 of cash during the nine months ended March 31, 1999. Funds used in operations primarily relate to the loss incurred during the period, increases in trade and other receivables and increases in other current and non-current assets, all relating to the start-up and growth of operations, which were partially offset by an increase in trade payables.

     Investing activities used $33,367 during the nine months ended March 31, 1999. Funds used in investing activities consist of purchases of equipment to support operations.

     Financing activities provided $757,758 of cash during the nine months ended March 31, 1999. The cash provided by financing activities was attributable to the receipt of proceeds from the sale of common stock during the period. Subsequent to March 31, 1999, the Company received approximately $130,000 of additional proceeds from the sale of common stock.

     The Company had no long term debt at March 31, 1999.

     Management believes that the funds on hand at March 31, 1999 and received from completion of the common stock offering are adequate to support the Company's operations for at least the following twelve months. Depending upon the rate of growth, the Company may seek additional capital in the future to support expansion of operations and acquisitions.

Year 2000 Issue

     The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     The Company has begun operations within the last year and has acquired computers, equipment and software which it believes are Y2K compliant. Further, the Company has trained specialists and offers Y2K remediation services. Accordingly, the Company believes that Y2K compliance will have no material impact on the Company, its financial position or results of operations.

     The Company has planned to communicate with others with whom it does significant business to determine their Year 2000 Compliance readiness and the extent to which the Company is vulnerable to any third party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's system, would not have a material adverse effect on the Company.

 Factors That May Affect Future Results

     The Company's operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level and rate of acceptance of our products and services by the Chinese people, continued growth in use of the Internet in China, entry of new competition (including established companies from outside of China and companies with substantially greater resources than the Company), fluctuations in the level of orders for services which are received and can be delivered in a quarter, rescheduling or cancellation of orders by customers, competitive pressures on selling prices, changes in product, service or customer mix, rapid changes in technology, dependence upon certain key employees, availability and cost of computer technicians, loss of any strategic relationships, the Company's ability to introduce new products and services on a timely basis, new product and service introductions by the Company's competitors, requirements for additional capital to support future growth and acquisitions, fluctuations in exchange rates, and general economic conditions, among others.

     In addition to the general factors noted above, the Company may be impacted by the ongoing Asian financial crisis. Countries in the Asia Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect, among other things, consumer demand for discretionary goods in the region (perhaps including the Company's products and services which may be considered expenditures by consumers), and the U.S. dollar value of the Company's foreign currency denominated sales (e.g., to the extent sales are denominated in Renminbi or Hong Kong dollars). In addition, the Company's interest income and expense may be sensitive to fluctuations in the general level of Hong Kong and Chinese interest rates. However, as the Company conducts substantially all of its operations, including substantially all of its sales and expenses, in Renminbi or Hong Kong dollars, management does not believe the Company is exposed to undue risk arising from fluctuations of the exchange rates between those currencies and the U.S. dollar.

Inflation

     Inflation has historically not had a material effect on the Company's operations. When the price of products and services increases, the Company believes that it will be able to pass those higher prices on to the customer. Accordingly, the Company believes inflation will not have a material effect on its future operations.

Item 3. Properties.

     The Company's executive offices are located in a leased 7,000-square foot office facility located at 38th Floor, Guomao Building, Renmin South Road, Shenzhen, China. The lease for this facility expires on July 7, 2000.

     The Company also maintains offices in Beijing, China and in Hong Kong. The Hong Kong office is provided through an affiliation with Corporate Conventions International Limited on a rent free basis.

     Management believes that the Company's facilities are adequate to support operations for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Common Stock

     The following table is furnished as of May 1, 1999, to indicate beneficial ownership of shares of the Company's Common Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (2) each director and named officer of the Company, individually, and (3) all officers and directors of the Company as a group. The information set out in the following table was supplied by such persons.

Name and Address of                                                                   Number of Shares
Beneficial Owner (1)                                 Beneficially Owned (2)              Percent (2)
--------------------                                ------------------------         ------------------


Allied Point Limited (3)(6)...........................     2,381,207                        24.2%
Jun LIANG (6).........................................     1,190,604    (3)(4)              12.1%
Andy LIN (6)..........................................     1,190,604    (3)(5)              12.1%
Jeffrey MARTIN (7)(8).................................     1,050,000                        10.7%
Shim YANG.............................................       750,000                         7.6%
Wai Ho LI.............................................       600,000                         6.1%
Sai Keung CHAN........................................       350,000                         3.6%
All officers and directors as a group (5 persons).....     4,081,207                        41.4%

----------------

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Includes shares of common stock not outstanding, but which are subject to options and warrants exercisable within 60 days of the date of the information set forth in this table, which are deemed to be outstanding for the purpose of computing the shares held and percentage of outstanding common stock with respect to the holder of such options or warrants. Such shares are not, however, deemed to be outstanding for the purpose of computing the percentage of any other person.

(3) Allied Point Limited is a corporation organized under the laws of the British Virgin Islands and is owned 50% by Jun Liang and 50% by Andy Lin. Therefore, Mr. Liang and Mr. Lin may be deemed to be the beneficial owners of 1,190,604 shares each.

(4) Excludes 450,000 shares held by Ms. Shuxian XU, the mother-in-law of Mr. Jun LIANG. Jun LIANG disclaims any beneficial ownership of those shares.

(5) Excludes 450,000 shares held by Mr. Frank Gangming LIN, the adult son of Mr. Andy LIN. Andy LIN disclaims any beneficial ownership of those shares.

(6)  Address is 38th Floor, Guomao Building, Renmin South Road, Shenzhen, China.

(7) Includes 1,000,000 shares held by Forbes Investment Ltd., a corporation organized under the laws of the British Virgin Islands and owned 100% by Jeffrey Martin.

(8)  Address is 179 Fairway Point Circle, Orlando, Florida 32828.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Identification  of  Directors,   Executive  Officers  and  Certain   Significant
Employees

     The following table sets forth certain information regarding the directors and executive officers of the Company.

           Name                Age                    Position
         -------              -----                  ----------

Jun LIANG................      37         President and Director
Andy LIN.................      52         Executive Vice President and Director
Sai Keung CHAN...........      44         Secretary and Director
Wai Ho LI................      43         Director
Shim YANG................      42         Director

Terms of Office

     The directors named above will serve until the first annual meeting of the Company's shareholders. Thereafter, directors will be elected for one-year terms at the annual shareholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or are contemplated.

     The directors and officers initially will devote their time to the Company's affairs on an "as needed" basis, the amount of which is undetermined at this time.

Business Experience

     Jun LIANG co-founded the Company's predecessor, IML, in January 1998 and has served as its President and a Director since inception and as President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, he was the president of China Business Resources, a Hong Kong company engaged in information technology and Chinese business database in books and CD-ROM format, from 1994 to 1998. Mr. Liang graduated from Beijing Shijou University in 1982 with a Bachelor of Science degree in Chemical Engineering and from Stanford University in 1986 with a Master of Science degree in Chemical Engineering.

     Andy LIN co-founded the Company's predecessor, IML, in January 1998 and has served as its Vice President and a Director since inception and as Vice President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, he was the vice president of China Business Resources from 1994 to 1998. Mr. Lin graduated from Tsinghua University in 1970 with a Bachelor degree and from the Chinese Academy of Sciences in 1981 with a Master of Science degree in computer science.

     Sai Keung CHAN joined the Company's predecessor, IML, as Secretary and a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Mr. Chan received a law degree from the University of Southampton, U.K. and is a practicing attorney in Hong Kong and an appointed Attesting Officer of the People's Republic of China.

     Wai Ho LI joined the Company's predecessor, IML, as a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Prior to joining IML, Mr. Li was served as a field project management consultant.

     Shim YANG joined the Company's predecessor, IML, as a Director in January 1998 and was appointed a Director of the Company following the Exchange in October 1998. Mr. Yang is a financial consultant and business development specialist in Hong Kong. Mr. Yang received a Bachelors degree in Economics from the University of Foreign Trade, China in 1982.

Item 6. Executive Compensation

     Neither the Company nor IML has paid compensation to any officer in excess of $100,000 for any fiscal year, or portion of a fiscal year. During the period from inception to June 30, 1998, IML paid no compensation to Jun Liang, the Company's chief executive officer. During the nine months ended March 31, 1999, the Company and IML paid $15,384 of compensation to Jun Liang.

     Beginning January 1, 1999, until the Company acquires sufficient revenues through the operation of its business, the Company pays each of its executive officers HK$20,000 per month. The Company currently pays its non-employee directors HK$5,000 per month. The Company reimburses its officers and directors for any out-of-pocket expenses incurred on behalf of the Company. The Company does not have any pension, profit-sharing, stock bonus, or other benefit plans. The Company expects to enter into employment agreements with key employees, to implement comprehensive compensation arrangements with its officers and directors and to adopt benefit plans in the future at the discretion of the Board of Directors. The Board plans to adopt a stock option plan under which 2,000,000 shares of common stock would be reserved for issuance pursuant to options to be granted to key employees.

Item 7. Certain Relationships and Related Transactions.

     None.

Item 8. Description of Securities.

     At May 1, 1999, the Company's authorized capital stock consisted of 100,000,000 shares of common stock, $.001 par value, of which 9,849,381 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $.001 par value, of which no shares were issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive out of funds legally available therefor dividends as our Board of Directors may declare from time to time. Upon a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     Under the Certificate of Incorporation, as amended and restated, the Board of Directors will have the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of the Company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

     Except as described above regarding the Company's authorized preferred stock, there are no provisions in the Company's Certificate of Incorporation or Bylaws which would, or could, have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent and Registrar

     The transfer agent and registrar for the Company's common stock is OTC Stock Transfer, Inc., P.O. Box 65665, Salt Lake City, Utah 84165.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

     There is no established public trading market for the Company's Common Stock. The Common Stock trades on a sporadic basis under the symbol IMOT on the OTC Bulletin Board. There is no assurance that an established trading market will develop in the Company's shares or that any such market which may develop will be sustained.

Holders

     At May 1, 1999, there were approximately 465 record holders of the Company's Common Stock.

Dividends

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Shares Issuable Pursuant to Warrants and Options or Eligible for Resale Under Rule 144 or Pursuant to Registration Rights

     At May 1, 1999, there were no warrants, options or convertible securities outstanding and exercisable to purchase, or convertible into, common stock of the Company.

     As of May 1, 1999, the Company had outstanding 9,849,381 shares of common stock. Of these shares, 4,665,200 shares are freely tradable without restriction or registration under the Securities Act by persons other than "affiliates," as defined by Rule 144 promulgated under the Securities Act. The remaining 5,184,181 shares are "restricted shares" as that term is defined by Rule 144, of which no shares are currently eligible for resale.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     The Company cannot predict the effect, if any, that the sales of common stock or the availability of such shares for sale in the public market will have on the market price for the Company's common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market after the restrictions described above lapse could adversely affect prevailing market prices for the common stock and impair the Company's ability to raise capital through an offering of equity securities in the future.

     At May 1, 1999, the Company had no obligation to register shares under the Securities Act of 1933 for sale by any persons.

Item 2. Legal Proceedings.

     The Company is from time to time a party to lawsuits incidental to its business. The Company and its management are not presently aware of any pending or threatened proceedings which, individually or in the aggregate, are believed to be material.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None

Item 4. Recent Sales of Unregistered Securities.

     In October 1998, the Company issued 4,970,000 shares of common stock in exchange for all of the issued and outstanding shares of Intermost Limited ("IML"), a British Virgin Islands Company. The shares were issued to the four shareholders of IML. The transaction was carried out without the use of an underwriter and without the payment of commissions pursuant to the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

     In April 1999, the Company completed an offering of 1,298,700 shares of common stock for $999,999 in cash. The shares were sold without the use of an underwriter. Commissions totaling $29,160 were paid in connection with the offering. The offering and sale was made pursuant to the exemption set forth in Regulation D, Rule 504 of the Securities Act of 1933, as amended.

Item 5. Indemnification and Exclusion of Liability of Directors and Officers

     So far as permitted by the Utah Business Corporation Act, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

                          Index to Financial Statements
                     Intermost Corporation and Subsidiaries

                                                                         Page
                                                                        ------

Pro Forma Financial Information

Statement Regarding Pro Forma Financial Information......................  23

Intermost Limited

Independent Auditors' Report.............................................  24
Income Statement for the Period from January 2, 1998 (inception)
  to June 30, 1998.......................................................  25
Balance Sheet as of June 30, 1998........................................  26
Statement of Cash Flows for the Period from January 2, 1998 (inception)
  to June 30, 1998.......................................................  27
Notes to Financial Statements............................................  28

Intermost Corporation

Balance Sheet as of March 31, 1999.......................................  30
Statements of Operations for the Nine Months Ended March 31, 1999........  31
Statements of Cash Flows for the Nine Months Ended March 31, 1999........  32
Notes to Financial Statements............................................  33

Utility Communications International, Inc.

Independent Auditors' Report.............................................  35
Balance Sheets as of December 31, 1997 and December 31, 1996.............  36
Statements of Operations for the Years Ended December 31, 1997, 1996 and
  1995 and the Period March 6, 1985 (inception) to December 31, 1997.....  37
Statement of Changes in Stockholders' Equity for the Period from March
  31, 1985 (inception) to December 31, 1997..............................  38
Statement of Cash Flows for the Years Ended December 31, 1997, 1996 and
  1995 and the Period March 6, 1985 (inception) to December 31, 1997.....  40
Notes to Financial Statements............................................  41

Balance Sheet as of September 30, 1998...................................  43
Statements of Operations for the Nine Months Ended September 30, 1998....  44
Statements of Cash Flows for the Nine Months Ended September 30, 1998....  45
Notes to Financial Statements............................................  46

                                    PART III

Item 1. Index to Exhibits.

          2.1  Articles of Incorporation
          2.2  Bylaws
          6.1  Joint Venture Agreement re: Tech 2020
          6.2  Supply Agreement for Online Bookstore
          8.1* Exchange Agreement with Shareholders of Intermost Limited
          27.1 Financial Data Schedule

*    To be filed by amendment

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   INTERMOST CORPORATION


Date: June 7, 1999                                 /s/ Jun Liang
                                                   -----------------------------
                                                   By: Jun Liang, President

                              INTERMOST CORPORATION

               Statement Regarding Pro Forma Financial Information

     Intermost Corporation (formerly known as Utility Communication International, Inc., and referred to herein as "UCI" for periods prior to October 1998 and the "Company" for periods after September 1998), a Utah corporation, acquired 100% of the stock of Intermost Limited ("IML"), a British Virgin Island company, in October of 1998. UCI issued 4,970,000 shares of its common stock, or approximately 58.7% of the outstanding shares of the Company, in exchange for the shares of IML (the "Exchange").

     Immediately prior to the Exchange, UCI had no assets and no liabilities and its operations were limited to seeking potential acquisition or merger candidates. Prior to the Exchange, UCI reported financial results based on a December 31 fiscal year end and IML reported financial results based on a June 30 year end. Following the Exchange, the Company changed its year end to June 30 to conform to the year end of IML. Pursuant to the terms of the Exchange, the Company abandoned the prior activities of UCI and adopted IML's business plan.

     The Exchange has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition" with IML being treated as the acquiring company and UCI as the acquired company. Under this accounting treatment, IML is treated as the Company for accounting purposes for all periods presented. As UCI had no material assets, liabilities or operations, no pro forma balance sheet or statement of operations data is being presented. Accordingly, other than stockholders equity data, the pro forma balance sheet of the Company at June 30, 1998 and September 30, 1998, giving effect to the Exchange, is identical to the balance sheet of IML as of those dates, except that pro forma common stock would be $8,456 at June 30, 1998 and $8,456 at September 30, 1998, pro forma additional paid-in capital would be $0 at June 30, 1998 and $0 at September 30, 1998 and pro forma retained deficit would be $1,602 at June 30, 1998 and pro forma retained earnings would be $20,618 at September 30, 1998. Likewise, other than per share data, the pro forma statement of operations data of the Company for the periods ended June 30, 1998 and September 30, 1998, giving effect to the Exchange, is identical to the statement of operations of IML for those periods, except that pro forma loss per share would be $0.00 for the period ended June 30, 1998 and pro forma earnings per shares would be $0.00 for the period ended September 30, 1998 and pro forma weighted average shares outstanding would be 8,455,706 for both of those periods.

To the directors
Intermost Ltd.
(Incorporated in the British Virgin Islands with limited liability)


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have audited the accompanying balance sheet of Intermost Ltd. (a development stage company) at June 30, 1998, the income statement and the statement of cash flows for the period from January 2, 1998 (date of incorporation) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intermost Ltd. at June 30, 1998 and the results of operations, and cash flows for the period from January 2, 1998 (date of incorporation) to June 30, 1998, in conformity with generally accepted accounting principles in the United States of America.




Chu and Chu
Certified Public Accountants

Hong Kong, November 6, 1998

                                 INTERMOST LTD.

                                INCOME STATEMENT

          For the period from January 2, 1998 (date of incorporation)
                                to June 30, 1998






                                          Note
                                                           US$            HK$

SALES                                                        -              -

COST OF SALES                                                -              -
                                                         ------        -------

GROSS PROFIT                                                 -              -

GENERAL AND ADMINISTRATIVE EXPENSES                      1,602         12,500
                                                        ------        -------

OPERATING LOSS BEFORE INCOME TAX                         1,602         12,500

INCOME TAX                                (3)                -              -
                                                        ------        -------
NET LOSS FOR THE PERIOD AND
  ACCUMULATED LOSSES AT THE END
  OF THE PERIOD                                          1,602         12,500
                                                       =======        =======




    The notes on pages 5 to 6 form an integral part of financial statements.

                                 INTERMOST LTD.

                                 BALANCE SHEET

                              As at June 30, 1998


                                                 Note
                                                                US$          HK$
ASSETS

CURRENT ASSETS
Receivables from shareholders                                     2          16
                                                              ------     -------
TOTAL ASSETS                                                      2          16
                                                              ======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued liabilities                                           1,602      12,500
                                                              ------     -------
TOTAL LIABILITIES                                             1,602      12,500

SHAREHOLDERS' EQUITY
Capital stock                                     (4)             2          16
Accumulated losses                                           (1,602)    (12,500)
                                                             ------      -------
TOTAL SHAREHOLDERS' EQUITY                                   (1,600)    (12,484)

                                                             ------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        2          16
                                                             ======      =======

Approved by the Board of the Directors on November 6, 1998


----------------------------------           -----------------------------------
          Director                                       Director



 The notes on pages 5 to 6 form an integral part of these financial statements.

                                 INTERMOST LTD.

                            STATEMENT OF CASH FLOWS

          For the period from January 2, 1998 (date of incorporation)
                                to June 30, 1998




                                                                US$        HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                     (1,602)    (12,500)

Adjustments to reconcile net loss to net cash provided by operating activities:

Changes in operating assets and liabilities
Receivables from shareholders                                    (2)        (16)
Accrued liabilities                                           1,602      12,500
                                                             ------     -------

NET CASH USED IN OPERATING ACTIVITIES                            (2)       (16)
                                                             ------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock                           2         16
                                                             ------     -------
NET CASH PROVIDED BY FINANCING ACTIVITIES                         2         16
                                                             ------     -------

NET INCREASE IN CASH AND CASH EQUIVALENTS                    ------     -------

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                                       -          -
                                                             ------     -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        -          -
                                                             ======     =======


 The notes on pages 5 to 6 form an integral part of these financial statements.

                                 INTERMOST LTD.

                        NOTES TO THE FINANCIAL STATEMENTS

           For the period from January 2, 1998 (date of incorporation)
                                to June 30, 1998


(1)  ORGANISATION AND PRINCIPAL ACTIVITIES

     Intermost Ltd. was incorporated in the British Virgin Islands.

     The company has been in the development stage since its incorporation and has not commenced principal operations.

(2)  PRINCIPAL ACCOUNTING POLICIES

     (a)  Basis of preparation of financial statements

          The shareholders of the company have confirmed to provide such financial assistance as is necessary to maintain the company as a going concern. On the strength of this assurance, the financial statements have been prepared on a going concern basis.

     (b)  Cash and cash equivalents

          The cash and cash equivalents include cash on hand and demand deposits with banks with original term to maturity of three months or less. Demand deposits are stated at cost which approximates market and are subject to minimal credit risks.

     (c)  Translation of foreign currencies

          The company's financial records are maintained in Hong Kong dollars and the financial statements are stated in both United States dollars and Hong Kong dollars.

          All monetary assets and liabilities i.e. cash and amount owed by or to the company denominated in currencies other than Hong Kong dollar at the end of the period are translated into Hong Kong dollars. at the approximate rates of exchange ruling at the balance sheet date. All transactions denominated in currencies other than Hong Kong dollars during the period are translated at the exchange rates prevailing on the respective transaction dates.

          Realized and unrealized foreign exchange gains or losses, if any, have been credited or charged, respectively, to the income statement.

     (3)  INCOME TAX

          Provision for Hong Kong profits tax has not been made as the company incurred an operating loss during the period.

          The were no deferred tax liabilities at June 30, 1998.


                                                        US$            HK$

     (4)  CAPITAL STOCK

       Authorised
       50,000 ordinary shares of US$1 each             50,000       390,000
                                                       ======       =======

       Issued and fully paid
       2 ordinary share of US$1 each at par value           2           16
                                                       ======       =======

                              INTERMOST CORPORATION
                                  BALANCE SHEET
                                 March 31, 1999
                                   (Unaudited)

ASSETS

Current assets
     Cash                                               $      553,704
     Accounts receivable                                        24,051
     Inventory                                                   1,667
     Deposits and other receivables                            107,350
     Deferred expenses                                          10,629
                                                              --------
         Total current assets                                  697,401
                                                              --------
Fixed assets, net                                               31,091
Goodwill                                                         8,446
Deferred assets                                                 31,304
                                                              --------
                                                          $    768,242
                                                              ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                                     $      1,498
     Other payables                                             48,194
     Tax payable                                                  (132)
                                                              --------
         Total current liabilities                              49,560
                                                              --------
Stockholders' Equity

Preferred Stock
     5,000,000 shares authorized, $.001 par value;
     none issued                                                     -
Common Stock
     100,000,000 shares authorized, $.001 par value;
     9,540,641 shares issued                                     9,541
Capital in excess of par value                                 756,665
Accumulated deficit                                            (47,524)
                                                              --------
     Total stockholders' equity                                718,682
                                                              --------
                                                           $   768,242
                                                              ========


   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF OPERATIONS
                        Nine Months Ended March 31, 1999
                                   (Unaudited)


REVENUES:
     Sales                                                         $    244,103

Less: Direct cost                                                        92,206
                                                                       --------
     Gross profit                                                       151,897

EXPENSES:
     Selling and administrative                                         197,922
                                                                        -------
LOSS FROM OPERATIONS                                                    (46,025)

OTHER INCOME (EXPENSE):
     Interest income                                                          2
     Other income                                                           102
                                                                        -------
NET LOSS                                                           $    (45,921)
                                                                        =======
NET LOSS PER COMMON
     SHARE

     Basic                                                         $      (0.01)
                                                                        =======
AVERAGE OUTSTANDING
     SHARES                                                           8,455,706
                                                                      =========









    The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF CASH FLOWS
                        Nine Months Ended March 31, 1999
                                   (Unaudited)


CASH FLOWS FROM
 OPERATING ACTIVITIES:
     Net loss                                                  $    (45,921)
     Adjustments to reconcile net income to
     net cash provided by operating activities:
         Depreciation                                                 2,276
         Deferred assets                                            (31,304)
     Changes in operating assets and liabilities:
         Increase in accounts receivable                            (24,051)
         Increase in inventories                                     (1,667)
         Increase in other current assets                          (117,979)
         Decrease in accounts payable                                  (104)
         Increase in accrued liabilities                             48,061
                                                                   ---------
     Net cash used in operations                                   (170,689)
                                                                   ---------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
     Purchase of plant and equipment                                (33,367)
                                                                   ---------
     Net cash used in investing activities                          (33,367)
                                                                   ---------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
     Proceeds from issuance of common stock                         757,750
     Proceeds from issuance of shares by subsidiary                       8
                                                                    --------
     Net cash from financing activities                             757,758
                                                                    --------
Net increase (decrease) in cash                                     553,702

Cash at beginning of period                                               -
                                                                    --------
Cash at end of period                                             $ 553,702
                                                                    ========




   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999
                                   (Unaudited)


1.   INTERIM FINANCIAL PRESENTATION

     The interim financial statements are prepared pursuant to the requirements for reporting on Form 10-QSB. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included elsewhere herein at and for the year ended June 30, 1998. In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim period presented.

2.   ACQUISITION OF INTERMOST LIMITED, CHANGE IN YEAR END AND NAME CHANGE

     The Company acquired 100% of the stock of Intermost Limited ("IML"), a British Virgin Island company, in October of 1998. The Company issued
     4,970,000 shares of its common stock, or approximately 58.7% of the outstanding shares of the Company, in exchange for the shares of IML (the "Exchange").

     Following the Exchange, the Company changed its year end to June 30 to conform to the year end of IML. Pursuant to the terms of the Exchange, the Company changed its name from Utility Communications International, Inc. to Intermost Corporation and abandoned its prior activities and adopted IML's business plan.

     The Exchange has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition" with IML being treated as the acquiring company. Under this accounting treatment, IML is treated as the Company for accounting purposes for all periods.

3.   FORGIVENESS OF INDEBTEDNESS

     During the nine months ended March 31, 1999, accounts payable in the amount of $3,200 were forgiven by a creditor of the company.

                              INTERMOST CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999
                                   (Unaudited)
                                    (Cont'd)


4.   STOCKHOLDERS' EQUITY

     Stock Split
     -----------

     On November 20, 1998, the company completed a 2-for-1 stock split of its common stock and, following the stock split, reauthorized capital stock of the company consisting of 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

     Sale of Common Stock
     --------------------

     During the nine months ended March 31, 1999, the Company sold 1,084,935 shares of common stock for net proceeds of $757,750.

Board of Directors
Utility Communications International, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Utility Communications International, Inc. (a development stage company) at December 31, 1997, and December 31, 1996 and the statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997, 1996, and 1995 and the period March 6, 1985 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utility Communications International, Inc. at December 31, 1997, and December 31, 1996, and the results of operations, and cash flows for the years ended December 31, 1997, 1996 and 1995 and the period March 6, 1985 (date of inception) to December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has been in the development state since its inception and has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ Andersen Andersen & Strong, L.C.

Salt Lake City, Utah
July 30, 1998

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                    December 31, 1997, and December 31, 1996


                                                        December 31,      December 31,
                                                           1997               1996
                                                       --------------    ---------------

ASSETS
CURRENT ASSETS
      Cash                                            $      -            $        -
                                                        -------              --------
          Total Current Assets                               -                     -
                                                        =======              ========
CURRENT LIABILITIES
     Accounts payable                                 $  3,200            $    3,100
                                                        -------              --------
          Total Current Liabilities                      3,200                 3,100
                                                        =======              ========
STOCKHOLDERS' EQUITY
Preferred stock
   5,000,000 shares authorized, at $0.001 par
   value; none issued                                        -                     -
Common stock                                             1,743                 1,693
   100,000,000 shares authorized at $0.001 par
   value; 1,742,853 shares issued and outstanding at
   December 31, 1997; 1,692,853 at December 31, 1996
Capital in excess of par value                         282,320               234,792
Deficit accumulated during the development stage      (287,263)             (239,585)
                                                       -------               -------
      Total Stockholders' Equity (deficiency)           (3,200)               (3,100)
                                                       -------               -------
                                                     $       -           $         -
                                                       =======               =======



   The accompanying notes are an integral part of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1997, 1996 and 1995
                          and the Period March 6, 1985
                    (Date of Inception) to December 31, 1997


                                1997           1996              1995         March 6, 1985
                                                                         (Date of Inception) to
                                                                            December 31, 1997
                           -------------  -------------   -------------  -----------------------

REVENUES                      $       -     $        -       $      -      $           50

EXPENSES                         47,678         11,355            200             287,313
                           -------------  -------------    ------------  -----------------------
NET LOSS                     $  (47,678)    $  (11,355)      $   (200)     $     (287,263)
                           =============  =============    ============  =======================

NET LOSS PER COMMON SHARE
       Basic                 $    (.028)    $    (.007)      $     -
                           =============  =============    ============
AVERAGE OUTSTANDING SHARES
       Basic                  1,693,127      1,692,853       193,058
                           =============  =============    ============






   The accompanying notes are an integral part of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  Period from March 6, 1985 (Date of Inception)
                              to December 31, 1997


                                                             Common Stock              Capital in        Accumulated
                                                                                       Excess of           Deficit
                                                                                       Par Value
                                                     -----------------------------
                                                        Shares          Amount
                                                     -------------    ------------    -------------    ---------------

Balance March 6, 1985 (date of inception)                    -          $    -      $         -          $         -
Issuance of common stock for cash at $.77 - 1985        26,391              26           20,294                    -
Issuance of common stock for cash-                                                                                 -
  net issuance costs at $2.60 - 1985                    66,667              67          172,933
Net operating loss for the period
  ended December 31, 1985                                    -               -                -             (50,523)
Issuance of common stock for Trust
  of Ama trust certificates at $.30 - 1986             100,000             100           29,900                    -
Net operating loss for the year ended
  December 31, 1986                                          -               -                -              (6,515)
Net operating loss for the year ended
  December 31, 1987                                          -               -                -              (1,036)
Net operating loss for the year ended
  December 31, 1988                                          -               -                -             (14,741)
Net operating loss for the year ended
  December 31, 1989                                          -               -                -            (116,600)
Net operating loss for the year ended
  December 31, 1990                                          -               -                -             (12,650)
Net operating loss for the year ended
  December 31, 1991                                          -               -                -             (24,955)
Net operating loss for the year ended
  December 31, 1992                                          -               -                -                (335)
Net operating loss for the year ended
  December 31, 1993                                          -               -                -                (264)
Net operating loss for the year ended
  December 31, 1994                                          -               -                -                (411)
Net operating loss for the year ended
  December 31, 1995                                          -               -                -                (200)
                                                    -----------    ------------    -------------    -----------------
Balance December 31, 1995                              193,058             193          223,127            (228,230)

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                  Period from March 6, 1986 (Date of Inception)
                              to December 31, 1997


                                                   Common Stock               Capital in         Accumulated
                                                                               Excess of           Deficit
                                                                               Par Value
                                          --------------------------------
                                               Shares            Amount
                                          -----------------    -----------  ----------------    --------------

Reduction of outstanding shares
  resulting from reverse stock split-
  August 16, 1996                                (205)              -                 -                     -
Issuance of common stock for
  expenses at $.0088 - August 16, 1996         500,000            500             3,888                     -
Issuance of common stock for
  expenses at $.0088 - October 9, 1996       1,000,000          1,000             7,777                     -
Net operating loss for the year
  ended December 31, 1996                            -              -                 -              (11,355)
                                          -------------    -----------  ----------------    ------------------
Balance December 31, 1996                    1,692,853          1,693           234,792             (239,585)
Issuance of common stock for
  expenses at $.952 - Dec 1997                  50,000             50            47,528                     -
Net operating loss for the year
  ended December 31, 1997                            -              -                 -              (47,678)
                                          -------------    -----------  ----------------    ------------------
Balance December 31, 1997                    1,742,853      $   1,743    $      282,320     $       (287,263)
                                          =============    ===========  ================    ==================



    The accompanying notes are an integral part of these financial statement.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
              For the Years Ended December 31, 1997, 1996 and 1995
   and the Period from March 6, 1985 (Date of Inception) to December 31, 1997


                                                1997             1996            1995              March 6, 1985
                                                                                                (Date of Inception)
                                                                                                to December 31, 1997
                                             ------------     ------------    -----------     -------------------------

CASH FLOWS FROM
  OPERATING ACTIVITIES:
  Net loss                                     $(47,678)        $(11,355)     $    (200)                $(287,263)
  Adjustments to reconcile net loss to
     net cash provided by operating
     activities:
     Depreciation                                      -                -              -                       894
     Issuance of capital stock for expenses       47,578           11,355              -                    58,933
     Loss on investments                               -                -              -                   104,884
     Increase in accounts payable                    100                -            200                     5,010
                                             ------------     ------------    -----------   -----------------------
       Net Cash From Operations                        -                -              -                 (117,542)
                                             ------------     ------------    -----------   -----------------------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
     Purchase - sale of assets - net                   -                -              -                 (136,495)
                                             ------------     ------------    -----------   -----------------------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
     Proceeds from issuance of common stock            -                -              -                   193,320
     Loans from shareholders                           -                -              -                    60,717
                                             ------------     ------------    -----------   -----------------------
  Net Increase (Decrease) in Cash                      -                -              -                         -
  Cash at Beginning of Period                          -                -              -                         -
                                             ------------     ------------    -----------   -----------------------
  Cash at End of Period                                $                $     $                 $                -
                                                       -                -              -
                                             ============     ============    ===========   =======================

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
     Issuance of 100,000 shares of common stock for
       Trust of Ama trust certificates - 1986                                                                    $
                                                                                                            30,000
                                                                                            -----------------------
     Issuance of 1,500,000 shares of common stock for expenses - 1996                                            $
                                                                                                            13,165
                                                                                            -----------------------
     Issuance of 50,000 shares of common stock for expenses - 1997                                               $
                                                                                                            47,578
                                                                                            -----------------------


   The accompanying notes are an integral part of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


1.   ORGANIZATION

     The Company was incorporated under the laws of the state of Utah on March 6, 1985 with authorized common stock of 100,000,000 shares at a par value of $.001 with the name of La Med Tech, Inc. During 1987 the name was changed to Entertainment Concepts International and then during 1988 the name was changed to Lord and Lazarus, Inc. On August 16, 1996 the name was changed to Utility Communications International, Inc.

     On August 16, 1996 the articles of incorporation were amended to authorize preferred stock of 5,000,000 shares at a par value of $.001.

     On August 16, 1996 the Company completed a reverse stock split of 300 shares of outstanding stock for one share. This report has been prepared showing after stock split shares from inception.

     The company has been in the development stage since inception and has been engaged in seeking acceptable business opportunities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Methods
     ------------------

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy
     ---------------

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes
     ------------

     At December 31, 1997, the Company had net operating losses carry forward of $272,263. The tax benefit from the losses carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryforward expires in the years starting in 2001 through 2013.

     Earnings (Loss) Per Share
     -------------------------

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock split, using the treasury stock method in accordance with FASB No. 128.

     Financial Instruments
     ---------------------

     The carrying amounts of financial instruments, including accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Estimates and Assumptions
     -------------------------

     Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.   RELATED PARTY TRANSACTIONS

     The statement of changes in stockholders' equity shows a total of 1,742,853 shares of common stock issued of which 1,540,000 shares were issued to related parties.

     The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.   GOING CONCERN

     The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide profit to the Company.

     Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding which will enable the Company to operate in the future.

     Management recognizes that, if it is unable to raise additional capital, it cannot conduct any operations in the future.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1998
                                   (Unaudited)

ASSETS

Current Assets

     Cash                                                         $          -
                                                                      ---------
         Total Current Assets                                                -
                                                                      ---------
                                                                  $          -
                                                                      =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

     Accounts payable                                             $          -
                                                                      ---------
         Total Current Liabilities                                           -
                                                                      ---------
Total Liabilities                                                            -
                                                                      ---------
Stockholders' Equity

Preferred Stock
     5,000,000 shares authorized, $.001 par value;
     none issued                                                             -
Common Stock
     100,000,000 shares authorized, $.001 par value;
     3,485,706 shares issued                                             3,486
Capital in excess of par value                                         280,577
Deficit accumulated during the development stage                      (284,063)
                                                                      ---------
Total Stockholders' Equity                                                   -
                                                                      ---------
                                                                   $         -
                                                                      =========

    The accompanying notes are an integral par of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                      Nine Months Ended September 30, 1998
                                   (Unaudited)


REVENUES                                                           $      3,200

EXPENSES                                                                     -
                                                                      ---------
NET INCOME                                                         $      3,200
                                                                      =========
NET INCOME PER COMMON
     SHARE

     Basic                                                         $       0.00
                                                                      =========
AVERAGE OUTSTANDING
     SHARES                                                           3,485,706
                                                                      =========



    The accompanying notes are an integral par of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                      Nine Months Ended September 30, 1998
                                   (Unaudited)


CASH FLOWS FROM
 OPERATING ACTIVITIES:

     Net income                                                 $     3,200

     Adjustments to reconcile net income to
         net cash provided by operating
         activities:

         Decrease in accounts payable                                (3,200)
                                                                     -------
     Net Cash From Operations                                             -
                                                                     -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:

     Net Cash From Investing Activities                                   -
                                                                     -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:

     Net Cash From Financing Activities                                   -
                                                                     -------
Net Increase (Decrease) in Cash                                           -

Cash at Beginning of Period                                               -
                                                                     -------
Cash at End of Period                                          $          -
                                                                     =======



   The accompanying notes are an integral part of these financial statements.

                   UTILITY COMMUNICATIONS INTERNATIONAL, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)


1.   INTERIM FINANCIAL PRESENTATION

     The interim financial statements are prepared pursuant to the requirements for reporting on Form 10-QSB. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included elsewhere herein at and for the year ended December 31, 1997. In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim period presented.

2.   FORGIVENESS OF INDEBTEDNESS

     During the nine months ended September 30, 1998, accounts payable in the amount of $3,200 were forgiven by a creditor of the company.

3.   SUBSEQUENT EVENTS

     Stock Split
     -----------

     On November 20, 1998, the company completed a 2-for-1 stock split of its common stock and, following the stock split, reauthorized capital stock of the company consisting of 100,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

     Acquisition of Intermost Limited and Change of Name
     ---------------------------------------------------

     In October 1998 the company acquired 100% of the stock of Intermost Limited ("IML"), a British Virgin Island company. The company issued 4,970,000 shares of its common stock, or approximately 58.7% of the outstanding shares of the company, in exchange for the shares of IML (the "Exchange").

     Pursuant to the terms of the Exchange, the company abandoned its prior activities, adopted IML's business plan and changed its name to Intermost Corporation.